Lang Michener LLP
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File Number: 56774-22

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Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

February 16, 2006

MAIL STOP: 7010
BY COURIER & FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention:           Ms. Mellissa Duru

Dear Ms. Duru:

Lincoln Gold Corporation
Registration Statement on Form SB-2
Filed December 23, 2005
SEC File No. 333-130654

We write on behalf of Lincoln Gold Corporation (the "Company" or "Lincoln") in response to your voicemail comments of January 19, 2006. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the "Form SB-2/A1"). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in your voicemail of January 19, 2006. The factual information provided herein relating to the Company has been made available to us by the Company. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

1. The first comment is that you will need to revise your Item 512 Undertakings. They have not been updated to reflect changes and amendments to the Undertaking language that was introduced with the Securities' Offering Reform Rules in place as of December 1, 2005.

In response to your comment, the Company has amended the Form SB-2 in order to provide the undertakings required by the recently amended Item 512(a) of Regulation S-B.

2. The other item that you will need to include in the Prospectus pre-effectively is you will need to also indicate the number or the amount of units that are being offered. So basically that will result in a significant number of the blanks in the document being filled in.

In response to your comment, the Company has amended the Form SB-2 in order to provide the number of units that are being offered in the prospectus, the offering price and other information relating to the offering that had been omitted from the original filing.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Lincoln Gold Corporation
Attention: Mr. Paul Saxton, CEO